Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Appointment of Independent Non-Executive Director (INED)

Johannesburg, 6 May 2024: The Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) Board ("Board") is pleased to announce the appointment, in accordance with Section 3.59 of the Listings Requirements of the JSE Limited, of Peter Hancock as an INED of the Group with effect from 6 May 2024.

Peter is a mining industry executive with more than 30 years of experience with Glencore plc overseeing nickel mining operations, developing and commercialising process technologies, and ramping up nickel projects. As vice president of Glencore's Nickel assets in Western Australia, Peter oversaw the Murrin Nickel-Cobalt mining operations. In his time as president of Koniambo Nickel SAS in New Caledonia from 2011 to 2016, Peter led the completion, commissioning, and ramp-up of a US$7 billion greenfield Nickel Mine project. He previously led the Brunswick Smelter and also led Technology and Business Development for Noranda Zinc. Earlier in his career, he contributed to significant advancements in his field as a program leader and research engineer at the Noranda Technology Center. More recently, he served as strategic advisor to Nemaska Lithium Inc.

Peter is an independent non-executive director of Sherritt International Corporation and serves as chair of the Resources Operations and Capital Committee and the Human Resources Committee. He holds a Ph.D., Metallurgical Engineering from McGill University, M.Sc., Metallurgical Engineering and B.E., Metallurgical Engineering from Dalhousie University.

The Board welcomes Peter to Sibanye-Stillwater and looks forward to his valuable contribution to the ongoing development of the Group.

For Peter's detailed biography, please refer to
https://www.sibanyestillwater.com/about-us/leadership/peter-hancock/

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.